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October 6, 2008

VIA EDGAR AND OVERNIGHT MAIL

Pamela Howell, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Aftersoft Group, Inc. Amendment No. 5 to the Registration Statement on Form S-1/A Filed on September 17, 2008 File No. 333-140758

Dear Ms. Howell:

We are counsel to Aftersoft Group, Inc. (“Aftersoft,” the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s letter dated September 26, 2008, in which the Staff indicated that the above-captioned registration statement contains financial statements which do not meet the age requirements of Rule 8-08 of Regulation S-X. Pursuant to the Staff’s suggestion, we hereby submit Amendment to 6 to the Registration Statement which contains financial statements for the fiscal year ended June 30, 2008.

Please note that we also made conforming changes throughout the document to reflect the updated disclosure contained in the Company’s Form 10-K for the fiscal year ended June 30, 2008, which was filed with the Commission on September 29, 2008. In addition, we provided updated numbers for the Company’s share price and number of outstanding shareholders. A copy of Amendment No. 6, which has been marked to show changes from Amendment No. 5, is enclosed herein.

We trust that the foregoing is responsive to the Staff’s letter. Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch, Esq.
David E. Danovitch, Esq.

cc: Aftersoft Group, Inc.